[Chapman and Cutler LLP Letterhead]

William C. Hermann

Partner

111 W. Monroe

Chicago, IL 60603

T 312.845.3895

F 312.516.1895

whermann@chapman.com

April 11, 2017

Cecelia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Mail Stop 4628

Washington, D.C. 20549

Re:	Bank of Montreal
Form 40-F for Fiscal Year ended October 31, 2016
Filed December 6, 2016
File No. 001-13354

Dear Ms. Blye:

I am writing on behalf of Bank of Montreal (the “Bank”). The Bank is in receipt of your letter dated April 10, 2017. As discussed with Mr. Leslie, the Bank is requesting up to 20 business days to respond to your information request and therefore will respond on or prior to May 9, 2017.

Please confirm the requested extension via email at whermann@chapman.com or by telephone at (312) 845-3895.

Very truly yours,

Chapman and Cutler LLP

/s/ William C. Hermann
William C. Hermann

WCH/lk

cc:	Daniel Leslie
Thomas E. Flynn
Colleen M. Hennessy
David Simpson